Name of Recipient: _____

Copy #: _____   **Date Delivered:** _____

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

CLOUDSPRAY CORPORATION
A MISSISSIPPI "C" corporation WITH PRINCIPAL PLACE OF BUSINESS IN MISSISSIPPI
up to $1,000,000

200,000 Shares OF COMMON STOCK
OFFERED AT $5.00 PER Share

PAYABLE IN ALL CASH

(500 SHARES MINIMUM SUBSCRIPTION FOR THE AMOUNT OF $2,500)

This private offering memorandum (the "Memorandum") describes the offering of Shares of Common Stock (the "Shares) in CloudSpray Corporation, a Mississippi "C" corporation with its principal place of business in Mississippi (the "Company"). The investment objective of the Company is to market BitSpray Corporation's patented cryptographic network technology under the trademark CloudSpray® Network (the "Business"). The Business will provide individuals, SOHO customers, and small to medium size businesses a cloud-based, personal, portable, cyberdefense service for a low monthly or annual fee.

Summary of Offering Proceeds and Expenses

	Price to Investor	Max. Cost of Offering (1)	Proceeds to Company
Per Common Share	$5.00[1]	$0.50[2]	$4.50
Minimum (500 Shares)	$2,500	$250	$2,250
Maximum (200,000 Shares)	$1,000,000	$100,000	$900,000[3]

(1)   The $5.00 purchase price of each Share will be payable wholly in cash upon execution of the Subscription Agreement attached hereto as an exhibit. Any subscription funds received by the Company will be available for use by the Company immediately, with no escrow requirements.

(2)   The offering price was determined arbitrarily as discussed herein, and does not necessarily reflect the fair market value of the Shares. The operation of the Company and the ownership of the Company will involve certain risks (See "RISK FACTORS" and "BUSINESS SUMMARY")

(3)   After estimated offering and organizational expenses payable by the Company. The Company intends to sell Shares only through officers and directors of the Company. No commissions will be charged.

The date of this Memorandum is July 1, 2016.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF MISSISSIPPI OR ANY OTHER STATES, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE VALUE OF OR PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THERE MAY BE NO ESTABLISHED MARKET FOR THESE SECURITIES AND THERE MAY NOT BE ANY MARKET FOR THESE SECURITIES IN THE FUTURE. THE SUBSCRIPTION PRICE OF THESE SECURITIES MAY NOT BE AN INDICATION OF THE ACTUAL VALUE OF THESE SECURITIES.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE “RISK FACTORS”. INVESTMENT IN THE COMPANY INVOLVES TAX AND BUSINESS CONSIDERATIONS. THE CONSEQUENCES OF AN INVESTMENT IN THE COMPANY VARY CONSIDERABLY DEPENDING UPON PARTICULAR SITUATIONS. A PROSPECTIVE INVESTOR SHOULD, THEREFORE, CONSULT HIS OWN COUNSEL, ACCOUNTANT, AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX, AND RELATED MATTERS INVOLVED WITH RESPECT TO AN INVESTMENT IN THE COMPANY. THE CONTENTS OF THIS MEMORANDUM, OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, OR ITS AGENTS, ARE NOT TO BE CONSTRUED AS INVESTMENT, LEGAL OR TAX ADVICE.

NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THE REPRESENTATIONS CONTAINED IN AND INFORMATION PROVIDED IN OR WITH (AND CROSS REFERENCED TO) THIS MEMORANDUM. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTIES DESCRIBED HEREIN SINCE THE DATE HEREOF, OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS MEMORANDUM.

THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFER OF THE SHARES. THE SHARES WILL NOT BE TRADED PUBLICLY, AND PURCHASERS OF THE SHARES CANNOT EXPECT TO BE ABLE TO LIQUIDATE THEIR INVESTMENTS READILY. ACCORDINGLY, THE PURCHASE OF THE SHARES IS SUITABLE ONLY FOR PERSONS WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THIS INVESTMENT. SEE “SUITABILITY STANDARDS AND RESTRICTIONS ON TRANSFER OF SHARES”.

THE COMPANY IS A START-UP COMPANY WITH NO SIGNIFICANT HISTORY OF OPERATIONS. FUTURE OPERATION RESULTS FOR THE COMPANY ARE IMPOSSIBLE TO PREDICT AND NO REPRESENTATION OF ANY KIND IS MADE TO THE CONTRARY.

DURING THE OFFER AND BEFORE SALE, PROSPECTIVE INVESTORS AND THEIR ADVISORS, IF ANY, ARE INVITED TO ASK QUESTIONS OF, AND OBTAIN ADDITIONAL INFORMATION FROM, THE COMPANY CONCERNING THE COMPANY, MANAGEMENT OF THE COMPANY, THE TERMS AND CONDITIONS OF THE OFFER AND ANY OTHER RELEVANT MATTERS (INCLUDING ADDITIONAL INFORMATION TO VERIFY THE ACCURACY OF THE INFORMATION IN THIS MEMORANDUM) TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE. PROSPECTIVE INVESTORS AND THEIR ADVISORS HAVING QUESTIONS OR DESIRING ADDITIONAL INFORMATION SHOULD CONTACT BERT MASSEY, CHIEF OPERATING OFFICER, 110 LEXINGTON DRIVE, SUTIE H, MADISON, MISSISSIPPI 39110, OR BY TELEPHONE AT (601) 201-3121.

Table of Contents

General Disclaimers

CloudSpray Corporation
Located at: 110 Lexington Drive, Suite H
Madison, Mississippi 39110
Attention: Bert Massey, President and Chief Operating Officer
Voice: (601) 201-3121, Email: bert@bitspray.com

Maximum Offering Amount Is: $1,000,000

Minimum Offering is 500 Shares: $2,500

CloudSpray Corporation ("CSC" or the "Company"), a Mississippi "C" Corporation, at the time of this offering, is a wholly owned subsidiary of BitSpray Corporation (BSC or the "Parent Company"), also a Mississippi "C" Corporation. CSC is offering to sell ("Offering") up to 200,000 Shares of its securities ("Shares"), of CSC Common Stock at $5.00 per Share for a total of $1,000,000. The Shares are being offered during the Offering period ("Offering Period") commencing on July 1, 2016 and terminating December 31, 2016, unless extended by the Company to no later than June 30, 2017.

Funds received from the proceeds of this Offering will not be placed in escrow pending a final closing or termination of the Offering and no minimum amount of proceeds is required to be received by the Company prior to its use of an Investor's subscription. All funds received from Investors of Shares will immediately become the property of the Company upon its acceptance of the Subscription Agreement and shall be available for disbursement by the Company upon acceptance of the Investor's subscription. The funds so transferred therefore represent an irrevocable investment commitment by the Investor who is not entitled to a refund if the Company fails to sell additional Shares.

The Company, in its sole discretion, may reject any subscription. If a subscription is not accepted by the Company, the amount paid will be promptly returned without deduction and without interest. All subscriptions are binding upon the Investor and may not be revoked or cancelled after receipt by the Company, except in states where that state's securities laws require otherwise.

Restrictions on the Placement

Prior to this Offering, there has been no public market for the Shares and it is not expected that one will develop. Consequently, the price of the Shares has been determined arbitrarily by the Company. Among the factors considered by the Company were the prospects for the Company and the industry in which it competes, assessments of the Company's Management, the nature and applications of its proprietary technologies, the prospects for future earnings, and the general condition of the securities market at the time of the Offering. The price should not, however, be considered as an indication of the actual value of the Shares offered hereby. Moreover, because there is no market for the Shares and there is no assurance that a market will develop in the future, there can be no assurance the Shares may be sold in the future at the placement price or at any other price.

The Common Stock to be acquired in this placement are "restricted securities" under the securities laws of certain states. As a result, a purchaser of Shares of Common Stock in this Offering may resell the Shares only in compliance with an exemption from registration requirements under certain state laws, the availability of which must be established by the holder to the satisfaction of the Company and its counsel, unless the Shares are covered by an effective registration statement under the Act. No assurance can be given that any exemption will be available for the resale of the Shares or that a registration statement will ever be filed with respect to the Shares offered hereby. Also, no trading market for the Company's Common Stock presently exists and there are no assurances that any additional market listings will develop at any time in the future.

To facilitate compliance (if applicable) with the limitations on the resale of Shares acquired in this Offering: Legends will be placed on the certificates stating that the securities have not been registered under the Act; Stop Transfer notations may be made with respect to the Shares in the appropriate records of the Company; and Stop Transfer instructions may be issued to any future transfer agent of the Company.

There is no public market for the securities and it is not anticipated that any market will develop. The securities are restricted securities under federal and state securities laws (see *Risk Factors -* "*Securities are 'Restricted Securities'*"). These securities have not been approved or disapproved by the securities and exchange or any state securities commission, nor has the Securities and Exchange Commission, or any state securities commission passed upon the accuracy or adequacy of this memorandum. Any representation to the contrary is a criminal offense. By accepting delivery of this memorandum, the recipient agrees to keep the contents hereof, and any information obtained by such person in connection herewith, in strictest confidence.

This Memorandum constitutes an offer only to the person whose name appears on the cover page, and any reproduction or distribution of this Memorandum, in whole or in part, or the disclosure of any of its contents to unauthorized persons is prohibited. This Memorandum does not constitute an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. No person has been authorized in connection with this Offering to give any information or to make any representation other than those contained in this Memorandum and, if given or made, such information and representations must not be relied upon. Statements contained herein as to the contents of any agreement or other documents are summaries and, therefore, are necessarily selective and incomplete. Copies of the documents referred to herein may be obtained from CSC, and are available for inspection at the offices of CSC.

This Offering is being made in reliance upon the availability of an exemption from the registration provisions of the 33 Act by virtue of CSC intended compliance with the provisions of section 4(a)(6) thereof and/or Regulation CF adopted by the Securities and Exchange Commission ("SEC") thereunder. The securities have not been registered with, approved, or disapproved by, the SEC or by the securities regulatory authority of any state, and neither the securities nor any such state authority has passed upon or endorsed the merits of this Offering or the accuracy or adequacy of this confidential Memorandum, and it is not intended that any of them will. Any representation to the contrary is a criminal offense.

The Shares offered hereby will be issued pursuant to a claim of exemption from the registration or qualification provisions of federal and state securities laws and may not be sold or transferred without compliance with the registration or qualification provisions of applicable federal and state securities laws or applicable exemptions therefrom.

Each subscriber should be aware that the subscriber will be required to bear the economic risk of this investment for an indefinite period time. The Shares offered hereby have not been registered under the 33 Act and therefore cannot be sold unless so registered or an exemption from registrations available. Accordingly, in determining whether a subscriber can bear the economic risk of this investment, a subscriber should consider, among other factors, whether such subscriber can afford to hold the securities for an indefinite period, and whether at the time of investment the subscriber can afford a complete loss of its investment.

Under no circumstance shall the delivery of this Memorandum or any sale hereunder create any implication that there has been no change in the fact set forth herein or in the affairs of CSC, or other parties described herein since the date hereof, or that the information contained herein, is correct as of any time subsequent to the date of this Memorandum.

If any person elects not to make an offer to acquire the Shares offered hereby or such offer is rejected in whole by CSC, such person, by accepting delivery of this Memorandum, agrees to return this Memorandum and all related documents enclosed herewith or furnished subsequently, to the CloudSpray Corporation at CSC' office at: 110 Lexington Drive, Suite H, Madison, MS 39110.

The contents of this Memorandum are not to be construed as tax, legal, investment or other advice. Each subscriber should consult his own counsel, accountant, or tax or business advisor as to tax, legal, and related matters concerning this investment.

Sales of the Shares can be consummated only by acceptance by CSC of offers to purchase such securities, which offers are made to CSC by prospective Subscribers. No solicitation of any such offer (including any solicitation which may be construed as an "offer" under federal and/or state securities law) to such prospective subscriber is authorized without the prior approval of CSC. CSC reserves the right to revoke the offer made hereby and to reject any offer to purchase the securities by any prospective subscriber, in whole or in part.

Prospective Subscribers and their representatives, accountants, and attorneys are encouraged to ask questions of and receive answers from CSC concerning the terms and conditions of this Offering, and to obtain additional information concerning CSC, as necessary to verify the accuracy of any of the information contained herein or in any document referred to herein or delivered in connection herewith.

CSC shall, prior to the sale of any Shares, allow each subscriber or his agent the opportunity to ask questions of and receive answers from any person authorized to Act on behalf of CSC concerning any aspect of the investment and to obtain any additional information (to the extent CSC possesses such information or can acquire it without unreasonable efforts or expense) necessary to verify the accuracy of the information contained in this Memorandum.

Subscribers or their representatives having questions or desiring additional information should contact CloudSpray Corporation, at 110 Lexington Drive, Suite H, Madison, MS 39110, Attention Bert Massey, Tel: (601) 201-3121, or by email to: bert@bitspray.com.

No representation or warranty, expressed or implied, is made as to the accuracy or completeness of the information contained in these offering documents, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. These offering documents do not purport to contain all of the information that may be required to evaluate an investment in the Company and any recipient hereof should conduct its own independent analysis.

Subscribers and their representatives, if any, should review the following legends required by certain jurisdictions and be aware of their contents. Please review the following materials carefully to determine whether any of these legends are applicable.

Information for Residents of Certain States

The Company is organized in 2015 as a Mississippi corporation, and its principal place of business is located in the State of Mississippi.

For Residents of Mississippi

In making an investment decision Investors must rely on their own examination of the person or entity creating the securities and the terms of the Offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

These securities are subject to restrictions on transferability and resale and may generally not be transferred or resold for a period of One (1) year. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

Notice to Residents of All States

The securities offered hereby have not been registered under the 33 Act or the securities laws of any state and are being offered and sold in reliance upon exemptions from the registration requirements of said 33 Act and such laws. The securities offered hereby are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the 33 Act, and applicable state securities laws, pursuant to registration or exemption therefrom. Subscribers should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

In making an investment decision Subscribers must rely on their own examination of CSC and the terms of the Offering, including the merits and risk involved.

NASAA Uniform Legend

In making an investment decision Subscribers must rely on their own examination of the person or entity creating the Shares and the terms of the Offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense. The securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the 33 Act, and the applicable state securities laws, pursuant to registration or exemption therefrom. Subscribers should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

Disclosure Regarding Forward-Looking Statements

This Memorandum includes "forward-looking statements" within the meaning of various provisions of the 33 Act and the Securities Exchange Act of 1934. All statements, other than statements of historical facts included in this Memorandum which address future activities, events, or developments, including but not limited to such things as future revenues, potential markets, market acceptance, competitors, capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company's business and operations, plans, references to future success and other such matters, are "forward-looking statements." These statements relate to future events or future predictions including events or predictions relating to the Company's future financial performance, and are generally identifiable by the use of such words as "may," "will," "should," "expect," "plan," "anticipate," "believe," "confident," "estimate," "predict," "potential," "feel," or continue" or the negative of such terms or other variations on these words or comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including the risks outlined under "risk factors," that may cause the Company's or the industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity performance or achievements expressed or implied by such forward-looking statements. These statements are based on certain assumptions and analyses made by CSC in light of its experience and its assessment of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results will conform to the Company's expectations and predictions is subject to a number of risks and uncertainties that may cause actual results to differ materially, including the risks and uncertainties discussed in this Memorandum; the Company's ability to consummate and sustain the Company's business strategy, including general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by CSC; competitive actions by other competitors; costs and expenses of regulatory actions and other factors, many of which are beyond the control of CSC.

Consequently, all of the forward-looking statements made in this Memorandum are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by CSC will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

Disclosure As To Financial Statements

CSC is a startup company with no operating history or financial transactions. Consequently, CSC's financial statement should be viewed in that context. CSC's financial statement is included in reviewed financial statement of the Parent Company which is available upon request.

Disclosure Regarding USPTO Disclosure Documents, Patents, and Trade Secrets

This Memorandum includes information regarding patents, patent filings, and anticipated filings of patent applications. The intellectual property, i.e. "Invention(s)," which comprise the subject matter of patent applications, remains the property of the Inventor(s) in perpetuity. That notwithstanding, the Inventor(s) have licensed the invention(s) to the Parent Company. Subsequent to close of this offering BSC will license CSC worldwide territorial rights commercialize the BitSpray Cryptographic Network technology under the trademark CloudSpray® for the purpose of marketing the CloudSpray Network as a service model to individuals, SOHO customers, and small to medium size businesses. This license will allow CSC to build and market the intellectual property whether or not USPTO ultimately grants additional patents on the

Invention(s). BSC has two US patents issued and two additional patent applications filed with USPTO. The submission of a patent application to USPTO does not guarantee that BSC will receive a patent on the Invention or that if a patent is granted that it may not subsequently be disallowed by an infringement challenge or other action of USPTO.

BSC and the Inventor(s) may choose not to submit a patent application on one or more of the Inventions disclosed herein and BSC and the Inventor(s) may choose to withdraw a patent application in less than eighteen months, before it is published by USPTO if BSC and the Inventor(s) in their collective discretion decide the Invention is better protected by keeping it a Trade Secret protected by the Intellectual Property Rights Act and/or the Uniform Trade Secrets Act. Management believes patents are not always the best form of intellectual property protection. While the Parent Corporation intends to make every effort to secure the best possible intellectual property protection available, prospective Investors should not rely on patent protection or the promise of patent protection when making an investment decision. Patents are only one element of a successful intellectual property protection strategy. Copyrights, Trademarks, licensing protected technology, Trade Secrets, and a combination of the aforementioned are commonly employed depending upon the unique circumstances of the intellectual property requiring protection.

Non-Reliance On Outside Sources Of Information

PROSPECTIVE INVESTORS SHOULD NOT RELY ON ANY INFORMATION DERIVED FROM SOURCES EXTERNAL TO THIS MEMORANDUM SINCE THEY ARE NOT A PART OF THIS MEMORANDUM, NOR SHOULD SUCH SOURCES BE CONSIDERED RELIABLE SOURCES OF INFORMATION FOR THE MATTERS DISCLOSED HEREIN.

Risk Factors

The Securities offered hereby are speculative in nature and involve a high degree of risk, and consequently should only be purchased by persons who can afford to lose their entire investment. Therefore, each prospective Investor should consider carefully the following risk factors, together with all of the other information set forth elsewhere in this Memorandum, before purchasing any Shares.

Risks Associated With The Industry

Competition: Management believes that CloudSpray Corporation (CSC) has no known competitors that operate within the Company's intellectual property space. Indirectly, there are only two known potential competitors, Security First Corporation and Cleversafe. Management does not consider either competitor's technology to pose any material threat to CSC's patented intellectual property. Apart from Security First and Cleversafe, there are a few "information dispersal algorithm community" organizations which are of academic interest only. To the best of Management's knowledge, no significant commercial application has ever been developed using such technology.

New Products: The cybersecurity industry is intensely competitive and may be significantly affected by the introduction of new products and the marketing activities of potential industry participants. Many of the Company's potential competitors may have greater name recognition and greater marketing capabilities than the Company and have, or have access to substantially greater financial and personal resources than those available to the Company. The ability of the Company to compete effectively in the industry will depend upon its continued ability to provide high quality products at prices generally similar to those charged by its potential competitors. There can be no assurance that the Company will be able to compete successfully with existing or future companies.

Proprietary Rights: No assurance can be given that any trade secrets, license rights, or patent rights will operate to protect against others developing competitive products that incorporate similar or different products as those of the Company's, or that the Company will have the financial resources or time necessary to enforce any rights it may have with respect to the patent rights, or licensed rights, if any. The Company does not believe that its proposed activities or current products violate or infringe upon the patent rights or proprietary rights of others, but there can be no assurance that such violation or infringement will not be asserted or, if asserted, that the Company's activities or current products will not be found to be infringing. Others may file for or be issued patent rights or possess proprietary rights to products, which may require the Company to obtain licenses in order to continue its activities. There can be no assurance that such licenses will be available on acceptable terms, or at all.

Government Regulations: The Company's business must comply with rules and regulations of multiple regulatory agencies which are responsible for regulating activities in various domestic and foreign geographical locations. CSC believes it does now and will in the future comply with all the rules and regulations with which it is required to comply. If it fails to comply with a rule or regulation it may be subject to fines, or other penalties, or a permit or license may be lost or suspended. CSC may have to stop operating and its Investors may lose their entire investment.

Need For Additional Technology And Licenses

CSC is competing in a highly evolved, fast-paced, high technology marketplace. The Company possesses rights to intellectual property that it believes will give it the ability to achieve profitable operations. However, the intellectual property that the Company currently possesses may not be sufficient to achieve successful operations and it may have to acquire additional intellectual property, technology, and/or licenses for it to be competitive. If CSC current technology is not enough for the Company to achieve profitable operations, and is unsuccessful in acquiring the additional intellectual property, licenses, and/or permissions it needs, an Investor may lose his or her entire investment.

CSC Has No Marketing History

CSC has very little operating history as a marketing stage company. It has not produced any revenues, and there is no assurance that CSC will ever be profitable. As a relatively new marketing enterprise, the Company is likely to be subject to risks its Management has not anticipated. It has limited resources and may not be able to continue operating without the proceeds from this Offering. It is also possible that the proceeds from this Offering and its other resources may not be sufficient to finance its operations.

CSC May Not Have Adequate Financial Resources To Compete In The Cybersecurity Industry

There are no existing enterprises which provide products similar to CSC. However, in the future it may be competing with established businesses that have an extensive operating history, and greater financial resources, management experience, and market share than CSC has. There can be no assurance that CSC will be able to compete or capture adequate market share. The Company will not be profitable if it cannot compete successfully with other businesses.

Future Capital Needs and Uncertainty of Additional Financing

Depending on the amount raised in this Offering, the Company may need to raise additional funds to complete its marketing and sales efforts for its products and the development of other products that may be identified by the Company in the future. No assurance can be given that it will be successful in raising any such required funds, and any failure to do so may cause Investors in this Offering to lose their entire investment. The Company is presently unable to determine the amount or potential source of such additional funds which may be required because this will depend upon, among other things, the amount raised in this Offering and the results of its product development, marketing, distribution and sales efforts and whether the Company is able to achieve and sustain positive cash flow from its operations.

CSC Has Retained an Independent Party to Sell the Offering

CSC has contracted with a placement agent, iBankers Direct, LLC ("IBD"), to offer CSC Shares to accredited investors. While CSC has contracted with a qualified placement agent to sell all, or a portion of its Shares, that is no assurance that IBD can sell all or any of the Shares. Furthermore, while IBD did conduct a satisfactory independent due diligence examination into the Company's business, it does not assure that IBD will be able to place all or any of the Shares. The failure of IBD to sell the offering may result in a shortage of operating funds.

No Revenue

CSC is a venture just finishing its primary development stage, moving into its marketing stage and, has consequently, not generated any revenue since it was founded in 2015. CSC expects to start receiving revenues within a few months of receiving the proceeds of this Offering, but there are no assurances that it will ever receive revenues or if it does receive revenues that the amount of revenues received will ever be sufficient to achieve profitable operations.

CSC Has Incurred Losses Since Inception and May Continue To Incur Losses In the Future

CSC has incurred a net operating loss since it was founded. CSC expects to continue experiencing losses from operations and it cannot predict when or if it will become profitable. Even if CSC achieves profitability, it may not be able to sustain it.

No Dividends

The Company has not paid cash dividends on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the growth of the Company. Payment of cash dividends in the future will depend upon, among other things, the Company's future earnings, requirements for capital improvements, the operating and financial conditions of the Company and other factors deemed relevant by the Board of Directors.

Non-Specific Use of Proceeds: No Minimum Proceeds

The Company has allocated a substantial amount of the net proceeds of this Offering to use for working capital purposes. There is no obligation on the part of CSC to make any specific use of a significant part of the proceeds of this Offering and no assurance can be given as to the manner in which funds will be utilized.

Investor Tax Liability Related to The Shares

Each prospective Subscriber is urged to consult with its own representative, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Shares. Prospective Subscribers are not to construe the information set forth in this Memorandum as providing any tax advice and any such section of this Memorandum is not intended to be complete or definitive summary of the tax consequences of an investment in the Shares. Prospective Subscribers are advised to consult with their own tax counsel concerning the tax aspects of the purchase of the Shares.

Refund of Investment

Once the Offering is subscribed, each potential Investor has 15 days to request in writing a refund of all or part of the Shares subscribed. In such a case, CSC will promptly refund the requested amount. Investor's funds will not be refunded after that period. Should all Investor's funds be expended and economic or other circumstances prevent from implementing its business plan in full, no funds will be returned to Investors.

Dilution

The outstanding Shares of Common Stock of the Company were purchased for prices significantly lower than the Offering Price in this Offering. Purchasers of Shares in this Offering will experience immediate and substantial dilution of the net tangible book value per share of Common Stock purchased.

Dependence On Management

CSC presently is substantially dependent upon the efforts and abilities of Management. The Company has identified a core group of managers and key employees. (*see* "Management"). The loss of any of these individuals could have a material adverse effect upon the Company.

Competition for additional qualified employees in the Company's industries is substantial and an inability to attract and retain the additional personnel required for the development and expansion of the Company's proposed business activities could adversely affect its business and prospects. No assurances can be given that the Company will be able to obtain such personnel on terms satisfactory to the Company. If the Company fails to retain the services of one or both of these individuals, the Company's operations may be adversely effected.

Lack of Adequate Liability Insurance Coverage

CSC does not have key man insurance on its Officers, Directors or employees. Further, the Company does not have product liability insurance and may not be able to obtain such insurance at rates that are reasonable. Subsequent to this offering the Company intends to obtain key man insurance on Walt Runkis, but there is no guarantee that it will be able to do so.

Authorized Stock Available for Issuance by the Company

CloudSpray Corporation has a total of 10,000,000 Shares of Common Stock authorized for issuance under the Company's Articles of Incorporation. At the start of this Offering, CSC had 1,000,000 Shares of Common Stock subscribed to the Parent Company. No Shares of Preferred Stock are authorized. The remaining Shares of Common Stock that are not issued or reserved for specific purposes may be issued without any action or approval of CSC shareholders. Although there are no present plans, agreements or undertakings involving the issuance of such Shares, except as disclosed in this Memorandum, any such issuances could be used as a method of discouraging, delaying or preventing a change in control of CSC or could dilute the public ownership of the Company, and there can be no assurance that the Company will not undertake to issue such Shares if it deems it appropriate to do so.

Restrictions on Transfer of Shares

An investment in the Company is a long-term commitment and each subscriber will be required to represent that he is purchasing the Shares for his own account for investment purposes only and not with a view to resale or distribution. No public market for the Shares exists, and no assurance can be given that any public market will develop in the future. Consequently, Investors may not be able to resell any Shares purchased should they need or wish to sell such Shares. The Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), nor under the securities laws of any state and, therefore, cannot be resold unless they are registered under the

1933 Act and the securities laws of the respective states or unless exemptions from registration are available.

Securities are "Restricted Securities"

The Securities offered hereby are "restricted" securities as that term is defined under Rule 144 of the Act, as amended. Restricted securities must be held at least one year before they can be sold in the public market, if a public market for the Securities exists. Sale is also dependent on the availability of public information about the Company, and is limited in the quantity of Securities, which may be sold at any time. These restrictions cannot be waived or removed by the Company except by registering the Securities and underlying Securities under the Act. Hence, Subscribers for Securities should be prepared to hold the Securities for an indefinite period of time.

Executive Summary

Overview

Over the last 20 years, with the proliferation of the Internet and the growth of digital communications, individual privacy and security has become a huge factor driving the protection of data. Numerous encryption techniques and security methodologies have been developed to keep sensitive data out of the hands of hackers and other unsavory characters, but this has not stopped the continuous theft of personal data from large networks and companies that need to store sensitive information. Even personal home computers connected to the Internet are open to prying eyes and the exposure of private information. Given the computational strength of the latest computers, even the strongest encryption techniques are not sufficient to stop the theft of data that needs to *absolutely be kept private.*

Our World Is At War

On July 14, 2011, a Reuters' headline announced, "Pentagon to treat cyberspace as "operational domain". The Department of Defense released a 5-part initiative, that day, which added cyberspace to the operational domains of land, sea, air and space. The initiative said, "To foster resiliency and smart diversity in its networks and systems, DoD will explore new and innovative approaches and paradigms for both existing and emerging challenges." The initiative sets the stage to build a cyber defense force. So how can a cyber security force stop hackers from breaking into our networks? The simple answer is, they can't. That is why the Defense Department is actively seeking "innovative approaches and paradigms." As important is this is for the DoD, this issue permeates every individual in the world who is on the internet and saves, stores or transmits data that needs to be kept private.

Enter CloudSpray®.
Built on patented technology, it absolutely, positively keeps private data private.
Hackers can't access what they can't find, nor can they steal what isn't there…

The Final Solution

CloudSpray seamlessly takes all types of data (photos, videos, documents, spreadsheets, source code, etc.) and shreds it into a "bit-soup" of data primitives that can safely be transmitted over a network and stored in such a manner that no complete dataset is ever located in a single location. This makes it virtually impossible for the information to be hacked or cracked or stolen.

The operation of CloudSpray is simple. A user drops or saves a file in a secure CloudSpray folder, and the information is mathematically disassembled at the bit level and "sprayed" to different locations, either locally or in the Cloud. *No complete dataset exists anywhere, except when you reassemble it in the safety of your computer's protected memory*. At all other times it exists as a data dispersion of partial information stored in multiple locations. If a hacker gains access to a file in one of these locations, all that could ever be stolen is an incomplete quantity of data primitives; that by itself does not reveal any data in the original file. Conversely, as a user opens the file in the secure CloudSpray folder, CloudSpray's proprietary process securely retrieves the partial datasets and recreates the original file without any data loss, all instantly and on the fly in the computer. To an end user, CloudSpray looks like any other shared file folder on the computer. File storage and access is completely transparent in the background, but the data itself does not exist as a readable volume. It only exists as a "dispersion of incomplete data primitives" making it impervious to hacks, cracks, theft or publication.)

Background

BitSpray Corporation was formed in 2011 to develop and provide data protection technologies and solutions to secure all types of digital information in our emerging cloud-based society. BitSpray has spent the last 6+ years in development, creating an ultra-persistent, person-to-person, data-level, total information protection system. The core software creates a "software-defined cryptographic network." This patented network design empowers information to protect itself. The technology was designed from the ground up to be the ideal means of protecting both "data-in-motion" and "data-at-rest", on and off the cloud. The intellectual property has two US patents awarded, one foreign patent issued, and two additional applications in process[1].

In 2015, BitSpray corporation founded CloudSpray Corporation to focus on a core target population consisting of individual consumers and small to enterprise size businesses, leaving BSC free to focus its attention on military, and government solutions. To enable the roll-out of the CloudSpray Network and other consumer based security products (i.e. CloudSpray Mail - a BitSpray enabled data-dispersed email system, and Xenoshare™ - a BitSpray-enabled collaboration technology. The Company is seeking to raise up to $1 million in equity financing. This round will enable the worldwide licensing of the intellectual property, the build-out of an infrastructure to support the project, and the initial marketing campaigns associated with the roll-out.

Mission

The mission of CloudSpray Corporation is to become the preeminent security solution worldwide for individuals and small business who desire to protect personal information from prying eyes, either on their devices or on the cloud.

What is CloudSpray®

CloudSpray is a software-defined cryptographic network product that economically puts near-military-level information security directly into homes, offices and mobile devices. It runs with the pack of cutting edge cloud service and storage providers like Apple, Microsoft, Rackspace and Amazon. But unlike them, CloudSpray's information protection is not simply skin deep, it is protection at the core. It secures information from the moment a file is created and saved in a CloudSpray activated folder to the end of its lifecycle. Information protected by CloudSpray can never be lost due to natural or manmade disasters, and never needs to be backed up unless archival copies are desired.

CloudSpray is the commercial embodiment of the patented BitSpray technology. BitSpray is not a single invention — it is a collection of mathematical formulas and algorithms implemented in over six years of software development to create the perfect vehicle for ultra-secure information sharing and collaboration on a mass scale. BitSpray provides "data level" protection. If a talented hacker mounts a man-in-the- middle attack and tries to read your social security number, bank records, credit card information, or nuclear launch codes, all the network safeguards in the world may not be enough to stop him. But, when data is protected with CloudSpray, it doesn't matter. It changes all types of data into a dispersion, a "bit-soup," sprayed out to multiple locations—some stored locally, others on the Cloud. All a hacker could ever steal is a small quantity of data primitives, hiding among a large quantity of other data primitives all playing a "The Data Shell Game."

It is hard to conceive of the fundamental change CloudSpray brings to file communication and storage. Since the beginning of computing, files have been created. They are stored on any type of media. They exist for retrieval at the convenience of the owner. Sometimes they are encrypted for security purposes. This process has existed since the beginning with virtually no change.

Now consider CloudSpray running in an activated folder in your computer. You create a file. You save it just like before. *But now it doesn't exist*. It is not located on your hard drive, or the cloud, or anywhere to be found. This fundamentally changes the nature of cyber security. There are no cumbersome keys to manage, no encryption software to run, but you get the ultimate protection from hackers and data theft. To put it simply,

---

[1] See the core patent: USPTO #8,700,890 April 15, 2014

they can't steal what isn't there...

Products

The CloudSpray Network will be implemented as a basic monthly service, delivering most of the security benefits a 3-letter agency might enjoy, in people's homes or offices for a low monthly fee. Prices are expected range from $19.95 to $49.95 depending on the product matrix and storage requirements. In addition to the base level security product, CloudSpray intends to offer CloudSprayMail - a BitSpray enabled data-dispersed email system, and Xenoshare - a BitSpray enabled collaboration technology.

Market Size and Competition

MarketsandMarkets, one of the largest market research firms worldwide, expects the global cyber security Market to grow from $106.32 Billion in 2015 to $170.21 Billion by 2020, at a Compound Annual Growth Rate of 9.8%. In the current scenario, North America is expected to be the largest market on the basis of spending and adoption of cyber security solutions and services. MarketsandMarkets expects North America to retain its position as the highest revenue generator for the cyber security market during the entire forecast period, while significant revenue growth is expected from Latin American and Asia-Pacific regions.

The cyber security market has offerings for network security, endpoint security, application security, content security, and wireless security & cloud security. Each of these can be further segmented - for example - data loss prevention, encryption, and intrusion detection etc. CloudSpray offers a solution that can substantially eliminate the need for many of these cyber security verticals. It is truly a disruptive technology and can replace much of the competition's products for a fraction of the price. The major vendors in the cyber security market are IBM, Booz Allen, CSC, Sophos, Symantec, and Trend Micro. These players primarily target enterprise and big business clients, leaving individuals and small business to fend for themselves. There is a major opportunity to offer enterprise quality solutions to individuals, replacing certain encryption and open source solutions that are cumbersome and have no customer service.

Facilities

BitSpray Corporation is a globally distributed company. It is headquartered are in the Canton Municipal Utilities Building in Canton, Mississippi. Subsequent to the receipt of proceeds from this Offering the Company obtain suitable facilities in the greater Washington, DC area, to better service military, intelligence, and federal clients.

Management

Walt Runkis, Chairman / CEO / CTO: scientist, inventor, published author, artist and serial entrepreneur with 40+ years-experience building innovative companies. He is expert in high-technology start-ups and finding low-cost solutions to complex problems. He has patents in the fields of immuno-chemistry, cellular nutrition and microbiology. He also has three patents issued and two more pending in network cryptography. His technical background includes the disciplines of real-time telemetry and control programming, accounting system development, RDMS and SQL database programming, and video-on-demand streaming. He is also a network architect experienced in multi-POP LAN/WAN and hybrid multi-technology communication network. Walt was a decorated Sergeant E-5 in the US Marine Corps. He served in Vietnam from June 1965 to July 1966 as a Marine ASRaT.

Bert Massey, President / Managing Director / COO: Bert brings operational and communication expertise to BitSpray. He has over 20-years-experience working with both domestic and International businesses in over 30 countries. Bert excels in using innovative technologies to lower operational costs and improve production. He led teams responsible for managing hundreds of millions of dollars doing production projects to increase client's capital assets. Bert and Walt were introduced in 2008 and formed their partnership; the concept of BitSpray followed soon thereafter. Bert's blend of leadership, business development skills, and expertise in working with strategic partners, ideally positions him to lead the business direction of the organization.

Dale A. Flippo, Director, and Chief Security Officer: Dale has 39-years-experience serving the Intelligence Community as a career Central Intelligence Agency (CIA) Officer and Science Applications International Corporation Officer (SAIC). He held senior positions within CIA and SAIC, most recently in SAIC as VP/ Director, Strategic Support Initiatives and Senior Advisor for Business Development within the Intelligence Community. His prior SAIC position included Division Manager, leading several large contractors supported intelligence programs. He is recognized as an experienced, well disciplined, strategic thinker and strong team leader who consistently delivers results. Dale's 29 years with CIA included 12 years overseas, holding posts in Europe, Africa, and Middle East. He holds active Top Secret/SCI/ISSA clearances, is experienced in Intelligence Community culture, and military / commercial operational support within current war zones.

Frank Phillips, Director, Secretary, Shareholder Relations Officer: founder of the Phillips Group, LLC, an insurance brokerage agency he launched in 2008, specializing in employee group health benefits for educators and professionals. Frank's successful track record includes serving as President of Ventex Corporation, and Frankly Herbs, LLC, a premium nutritional health supplement distribution company. Frank earned a BA in accountancy from the University Of Mississippi, and went on to serve his country for four years in the US Air Force, where he earned the rank of Sergeant E-4.

Richard P. Sommerfeld, Jr., Advisor, and CFO: has over 30 years domestic and international finance experience. Richard is a Managing Partner at Vermillion Asset Management. He was a Partner in Tatum's Washington, DC Private Equity Practice with a focus on cleantech, biometrics, mergers and acquisitions, public listings and international business expansion. Prior to joining Tatum, he was Chief Financial Officer and Treasurer for Sekurus, Inc., an asset protection, tracking and management company headquartered in Murrieta, California. Formerly, he had been SVP and CFO of Airbee Wireless, a public software company that developed ZigBee-compliant embedded software for wireless mesh networks that he helped take public in 2003. Mr. Sommerfeld served as CEO of Dransfield Food & Beverage Holdings, Ltd., the international consumer goods subsidiary of Sir Kenneth Fung Ping-Fan's Dransfield Holdings based in Hong Kong. He was a partner in The Meridian Partnership, a European private equity firm, VP-Finance & Investments of Resort Properties Group, and CFO of the Levant Group. He held senior positions in international investment banking with Continental Bank and Citicorp.

The Offering

Purpose of the Offering

The purpose of this Offering is to raise up to $1,000,000 to roll-out the CloudSpray Network. The proceeds will be used to expand the operational capabilities of the Company to become a world-class cybersecurity defense solutions provider. The proceeds of this raise up will be used to achieve the following milestones:

- Create marketing and public relations materials, including but not limited to, video presentations for sales representative to use in the field as audio-visual sales aids.
- Expand marketing and product integration alliances.
- Build-out a production-grade CloudSpray Cryptographic Network
- Acquire network infrastructure equipment and office assets
- And to provide general working capital

Description of Securities

As of the date of this Memorandum CloudSpray Corporation is authorized to issue 10,000,000 Shares of Class A Common Stock at $0.001 par value per share. Of the authorized Shares of Common Stock:

(1) Prior to this Offering, 1,000,000 Shares of Class A Common Stock are owned by BitSpray Corporation, the founder of CloudSpray;

(2) If this Offering is fully subscribed and incentives fully issued there will be 1,200,000 Shares of Class A Common Stock subscribed, of which investors in this offering will own 16.7% of the post money equity;

(3) No Shares of Preferred Stock were authorized; therefore, none are issued and outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and are entitled to ratably receive dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available thereof. In the event of liquidation or dissolution, the holders of Common Stock are entitled to receive all assets available for distribution to all classes of stockholders. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights, or redemption or sinking fund provisions with respect to the Common Stock. All outstanding Shares of Common Stock are, and the Shares of Common Stock offered hereby upon issuance and sale will be, fully paid and non-assessable.

Legal Matters-Legal Proceedings

Management is not aware of any legal proceedings pending, threatened, or contemplated against the Company, or its directors and officers in their capacities as directors and officers.

Investor Suitability Standards

NOTE: PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN FINANCIAL CONSULTANTS, INVESTMENT ADVISORS, ACCOUNTANTS, AND/OR ATTORNEYS CONCERNING AN INVESTMENT IN THIS VENTURE.

THESE SECURITIES ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK, AND SHOULD ONLY BE PURCHASED BY PERSONS WHO HAVE SUFFICIENT INVESTMENT EXPERTISE AND EXPERIENCE TO EVALUATE THE RELATIVE MERITS OF THIS INVESTMENT, INCLUDING ITS ASSOCIATED POTENTIAL RISKS, AND PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. (*See* "RISK FACTORS"). POTENTIAL PURCHASERS ARE ENCOURAGED TO READ THIS MEMORANDUM VERY CAREFULLY.

Investment in the Securities offered hereby is suitable only for those Investors (a) whose business and investment experience make them capable of evaluating the merits and risks of their prospective investment in the Securities, and (b) who can afford to sustain a complete loss of their investment and to bear the economic risk of their investment for an indefinite period and have no need for liquidity in this investment. Each prospective Investor will be required to represent that (i) the Investor is acquiring the Securities for the Investor's own account as principal and for investment only and not with a view to resale or distribution, and (ii) the Investor is aware that transfer rights are restricted by the Act, applicable state securities laws, and the absence of a market for the Securities. (*See* "Risk Factors")

The Securities are being offered without registration under the Act or any state securities laws by reason of the exemption from the registration requirements of the Act under Section 4(a)(6) of the Securities Act, and providion of Regulation CF promulgated thereunder. This Section of the Act provides an exemption for transactions not involving any public Offering. In order for the Offering to qualify as exempt, the Company will sell the Securities only to Investors who qualify to participate as that term is defined in the Regulation CF rules.

Prospective Investors will be required to complete the Subscription Agreement delivered simultaneously with this Memorandum to demonstrate that they meet certain minimum suitability requirements and that they reside in a state where the Offering has been qualified or is exempt. In addition, Investors will be required to provide the Company with any additional information or documentation that may be reasonably required to verify that they meet such suitability requirements. The general suitability standards represent minimum suitability requirements for prospective Investors. However, in circumstances where the Company deems it appropriate or it is bound by applicable law, the Company may alter these suitability standards. The Company reserves the right, in its sole discretion, to accept or reject any offer to subscribe for the Securities.

Any proposed transferee of the Securities from an Investor will be required to provide the Company with written representations similar to those required of Investors as discussed above and will be required to provide the Company with an opinion of counsel satisfactory to the Company stating that such transfer is exempt from the registration requirements of the Act and applicable state securities laws. The Company reserves the right to refuse any proposed transfer of the Securities for any reason.

Subscription Agreement and Subscriber Questionnaire

_____
Print Subscriber's Name Here

CloudSpray Corporation

110 Lexington Drive, Suite H
Madison, Mississippi 39110
Phone (601) 201-3121, Email: bert@bitspray.com

Reg. CF Private Placement Offering

of

200,000 Shares @ $5.00 per share

Minimum Subscription of 500 Shares: $2,500
Maximum Offering Amount: $1,000,000

THIS DOCUMENT HAS NOT BEEN FILED WITH OR REVIEWED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER COMMISSION OR REGULATORY AUTHORITY, AND HAS NOT BEEN FILED WITH OR REVIEWED BY THE ATTORNEYS GENERAL OF THE STATES OF MISSISSIPPI, MISSISSIPPI OR ANY OTHER STATE NOR HAS ANY SUCH COMMISSION, AUTHORITY OR ATTORNEY GENERAL DETERMINED WHETHER IT IS ACCURATE OR COMPLETE OR PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS SUBSCRIPTION AGREEMENT AND INVESTOR QUESTIONNAIRE IS TO BE COMPLETED BY EACH PERSON WHO DESIRES TO PURCHASE SECURITIES OF CLOUDSPRAY CORPORATION (THE "COMPANY") IN CONNECTION WITH THE PROPOSED PRIVATE PLACEMENT OF SHARES (THE "OFFERING") AS DESCRIBED IN THE OFFERING MEMORANDUM.

THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING WILL BE MADE SOLELY PURSUANT TO THE TERMS AND CONDITIONS OF THE CONFIDENTIAL PRIVATE MATERIAL INFORMATION REQUIRED TO BE REVIEWED IN CONNECTION WITH ANY INVESTMENT DECISION. ALL TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANING ASCRIBED TO THEM IN THE MEMORANDUM.

INSTRUCTIONS:

Items to be delivered by all Investors:

1. One (1) completed and executed Subscription Agreement and Investor Questionnaire.

2. Payment in the amount of subscription, by wire transfer of funds or check. All checks should be made payable to CloudSpray Corporation

For additional information and wire transfer Instructions, please contact:

CloudSpray Corporation
Bert Massey
110 Lexington Drive, Suite H
Madison, MS 39110
Tel: 601-201-3121
Email: Bert@bitspray.com

EACH INVESTOR IS RESPONSIBLE FOR WIRE TRANSFER FEES IMPOSED BY THE INVESTOR'S BANK

The Securities (as defined below) of the Company, as well as the terms of the Offering, which are described in this Offering Memorandum are being offered without registration under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state or any other jurisdiction, in reliance on the exemption contained in Section 4(a)(6) of the Securities Act and Regulation CF, promulgated thereunder and on similar exemptions under applicable state laws. Under Regulation CF of the Act and/or certain state laws, the Company is required to determine that an individual or an individual together with a "purchase representative," or each individual equity owner of an "investing entity" meets certain suitability requirements before selling Securities to such individual or entity. You understand that the Company will rely upon the following information to determine whether you meet suitability requirements.

THE COMPANY WILL NOT SELL SECURITIES TO ANY SUBSCRIBER WHO HAS NOT FILLED OUT, AS THOROUGHLY AS POSSIBLE, EXECUTED AND HAND SIGNED THIS QUESTIONNAIRE. IN THE CASE OF A SUBSCRIBER THAT IS A PARTNERSHIP, TRUST, CORPORATION, OR OTHER ENTITY, AN AUTHORIZED OFFICER, OR GENERAL PARTNER OR EACH EQUITY OWNER OR BENEFICIARY, AS APPLICABLE, MUST COMPLETE THIS QUESTIONNAIRE.

This questionnaire is merely a request for information and does not constitute an offer to sell or a solicitation of an offer to buy the Securities or any other security of the Company. No sale will occur prior to the acceptance of any subscription by the Company and the Placement Agent. IBankers Direct, LLC as Placement Agent reserves the right to reject any subscription for reason or to accept subscriptions for less than the minimum subscription of $2,500. The Company will promptly return any money without interest to a subscriber whose subscription is rejected in whole or in part as the case may be. Subscribers should also understand that they may be required to furnish additional information to the Company.

The Securities are being offered by IBankers Direct, LLC, as placement agent. The purpose of this Questionnaire is to determine whether you meet certain standards, because the securities will not be registered under the Act and will be sold only to persons who are qualified as defined in Regulation CF, promulgated under the Act.

Your answers will be kept confidential. At all times, however, you hereby agree that the Company may present this Questionnaire to such parties as it deems appropriate in order to assure itself that the offer and the sale of Securities to you will not result in violations of federal or state securities laws which are being relied upon by the Company in connection with the offer and sale thereof and as otherwise required by law or any regulatory authority.

Please type or clearly print your answers, and state "none or "not applicable" when appropriate. Please complete each section. If there is insufficient space for any of your answers, please attach additional pages. If the Securities are to be owned by more than one individual or by a corporation or partnership, you may need extra copies of this Questionnaire. You may use photocopies or request extra copies from the Company.

<u>**Investor Suitability Form**</u>

Confidential Statement of Investor Qualification
<u>CloudSpray Corporation, A Mississippi Corporation with</u>

<u>Principal Place of Business in Mississippi</u>

Instructions: This questionnaire is being presented to each individual who has indicated a preliminary interest in being made an offer to purchase common stock in **CloudSpray Corporation**, a Mississippi "C" corporation, (the "Company"). The purpose of this questionnaire is to assist the Company in its attempt to comply with the Securities Act of 1933, as amended (the "Act"), since the Shares will not be registered under the Act.

Your answers will at all times be kept strictly confidential. However, by signing this questionnaire, you agree that the Company may present this questionnaire to such parties as it deems appropriate if called upon to establish the availability under the Act of an exemption from registration. If the answer to any question is "None" or "Not Applicable", please so state. Please complete, sign, date, and return one copy of this questionnaire to the Company.

Please Print Clearly

Name_____

SS#_____

Residential Address_____

_____ Phone:_____

Occupation_____

Business Address_____

_____ Phone:_____Ext._____

1. What is your state of principal residence?_____

2. Has your principal residence been in that state during the past six months?
    ☐ Yes ☐No

3. Do you presently intend to maintain your principal residence in that state? ☐
    ☐ ☐ Yes ☐No

4. Do you pay state income taxes, or file state income tax returns in that state?
    ☐ Yes ☐ No

5. Do you hold a driver's license in that state? ☐
    ☐ Yes ☐ No — License No._____

6. Are you registered to vote in that state? ☐
    ☐ Yes ☐ No

7. Is that state presently your state of principal employment?
    ☐Yes   ☐No

8. What was your annual income for the calendar year ended December 31, 2015 _____

(b) Do you anticipate that 2016's income will be the same or more than 2015?
☐ Yes ☐ No

10. What is your date of birth?_____

11. Briefly describe education background, relevant institutions attended, dates, educational degrees earned:

_____

_____

12. Briefly describe involvement or employment during the past ten years or since graduation from school, whichever period is shorter. (Specific employers need not be named. A sufficient description is needed to assist the Corporation in determining the extent of vocational-related experience in financial and business matters.)

_____

_____

13. Investment Experience:

(a) Please indicate the frequency of your investment in marketable securities:
☐often; ☐occasionally; ☐seldom; ☐never

(b) Please indicate the frequency of your investment in unmarketable securities:
☐often; ☐occasionally; ☐seldom; ☐never

14. What are your investment objectives?

Long term capital gains: ☐Yes ☐No

Cash Flow: ☐Yes ☐No

Other:_____

I hereby certify that I have answered the foregoing to the best of my knowledge and that my answers thereto are complete and accurate. I further agree to provide such documentation as may be reasonably necessary as determined by the Company to verify the representations, including but not limited to the income and/or net worth representations set forth above.

_____   _____
Signature   Date

_____   _____
Signature   Date

Subscription Agreement

The undersigned hereby executes this Subscription Agreement and agrees to become a member of and purchase an interest in **CloudSpray Corporation**, a Mississippi "C" Corporation (the "Company" or "CSC"), located at the 110 Lexington Drive, Suite H, Madison, Mississippi 39110, under the following terms and conditions:

1. <u>Purchase</u>: Subject to the terms and conditions hereof, the undersigned tenders this Subscription Agreement and the corresponding subscription amount to purchase a   total of_____, Shares of CSC at a cost of $5.00 per Share, for a total   of $_____.   The undersigned hereby acknowledges that this Agreement is binding upon the undersigned upon his/her execution of this Agreement and acceptance by the Company of purchaser's payment tendered herewith.

2. <u>Representations of Purchaser</u>: The undersigned hereby agrees, represents and warrants that:

    a)   Except as hereinafter set forth, I am the sole and true party in interest; that I am not purchasing for the benefit of any other person; that I am an "Accredited Investor"; that I am the "purchaser" of the subject Shares of CSC; and that the interest to be purchased hereunder will be for investment only and subject to substantial restrictions upon sale;

    b)   I have relied solely upon the investigations made by myself or by my own representatives in making the decision to invest in the Shares;

    c)   I am aware that the investment in these Shares involves a HIGH DEGREE OF RISK and I have read and carefully considered all the "Risk Factors" included in the Offering Memorandum;

    d)   I am 21 years of age or over, have adequate means of providing for my current needs and personal contingencies and that I have no need for liquidity of this investment;

    e)   I understand that the Shares issued and outstanding in the Company at the close of this Offering are only 1% of those which are currently authorized. There can be no assurance that additional Shares will not be issued at some future date, thereby diluting my ownership interest to less than the amount purchased hereunder;

    f)   I have such knowledge and experience in financial and business matters, that I am capable of evaluating the merits and risks of this investment;

    g)   I am aware that this investment is <u>highly speculative and subject to substantial risks</u>**,** and that I am capable of bearing the high degree of economic risk and burden of this venture, including, but not limited to, the possibility of complete loss of all contributed capital, the loss of all anticipated tax benefits, and the lack of a public market such that it might not be possible to sell or liquidate this investment, so that my ownership thereof might continue indefinitely;

    h)   These Shares are being acquired solely for my own account for investment and are not being purchased for the resale, distribution, subdivision, or fractionalization thereof; the Shares are subsequently registered under the Securities Act of 1933 and appropriate states' securities law, or (ii) unless the Company receives an opinion of counsel satisfactory to the Company that an exemption from registration is available, and (iii) similar warranties set forth in this Subscription Agreement are obtained from such assignee;

i) I have been advised that Shares are being offered by the Company through its directors and officers on a "best efforts" basis, and that directors and officers of the Company will not receive any compensation as brokers, finders, or in any other capacity in connection with the purchase of the subject Shares;

j) This Offering to sell the Company's Shares was directly communicated to me by the Company, or a person acting on its behalf, concerning the terms and conditions of this transaction. At no time was I presented with or solicited by any leaflet, public promotional meeting, circular, newspaper, or magazine article, radio or television advertisement, or any other form of general advertising not attached to and incorporated herein with this instrument of purchase;

k) I am aware that CSC is a start-up with no operating history; that the Company has not made a profit to-date; and that the officers have only limited and, in some instances, no experience with the type of equipment, processes and products to be developed by the Company.

3. <u>Title</u>: The undersigned desires to take title to his/her Shares as follows: (Check one of the following)

☐ Husband and Wife , as Community Property;

☐ Joint Tenants with Right of Survivorship;

☐ Tenants in Common;

☐ Separate Property;

☐ Other; e .g., Qualified Retirement Plan, Corporation, Family Ltd. Partnership, etc.(please indicate):

_____

Please print the exact spelling of the name(s) under which title to the interest shall be taken.

4. <u>Warranty</u>. Notwithstanding anything herein to the contrary, every person or entity who, in addition to or in lieu of the undersigned, becomes subject to this Agreement, is deemed to be a "purchaser" pursuant to Regulation D promulgated under the Securities Act of 1933, as amended, and is deemed to make and join in making all the covenants, representations, and warranties made by the undersigned, and the undersigned so warrants.

5. <u>Transferability</u>. The undersigned Offeree agrees not to offer, to transfer, or to assign this Subscription Agreement or any interest therein.

6. Access to Information. The undersigned acknowledges that he/she has had access to any and all desired information regarding this investment and is satisfied that he/she has adequate information upon which to make this investment.

IN WITNESS WHEREOF, the subscriber hereby executes this Subscription Document and investment representation on this _____ day of _____, 2016, and by so doing he/she hereby warrants that he/she has full and unrestricted right and authority to enter into this Subscription Agreement, and further warrants that to the best of his/her knowledge he/she is not violating any local, state or federal statutes or regulations by doing so. Moreover, by affixing my signature below he/she does affirm that he/she is an accredited Investor with sufficient knowledge and experience to make an informed investment decision and that he/she, together with his/her investment advisor(s) if any, have read and do understand the foregoing "General Disclaimers" and "Risk Factors."

Owner:_____ _____SS#_____- _-_____
     (Signature)   (Print name)

Co-owner:_____SS#_____-_____-__
     (Signature)   (Print name)

Print Names: _____

— OR —

Other Entity: _____ TAX ID#_____
     (Name)

Type of Entity: _____

_____
(Signature of authorized agent)

Print Name of Agent: _____

Addresses at which all Shareholder notices may be sent:

    Street 1 _____

    Street 2 _____

    City, State, Zip _____

    Email address _____

    Phone _____